JUNE 5, 2003 TRANSCRIPT OF PRESENTATION AT

NEEDHAM & CO. SECOND ANNUAL BIOTECH CONFERENCE

Filed by Dendreon Corporation

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corvas International, Inc.

Form S-4, File No. 333-104167

This filing relates to the proposed acquisition (“Acquisition”) by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated February 24, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Charger Project LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

Dendreon and Corvas have filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which contains a preliminary joint proxy statement/prospectus with respect to the Acquisition and other relevant materials. The Registration Statement has not been declared effective by the SEC. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE COMPANIES’ RELEVANT FILINGS WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The preliminary joint proxy statement/prospectus and other relevant materials, and any other documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the Acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the preliminary joint proxy statement/prospectus, which is included in the Registration Statement. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in Corvas’ Annual Report on Form 10-K, which was filed with the SEC on March 14, 2003, and in the preliminary joint proxy statement/prospectus included in the Registration

Statement. Certain directors and executive officers of Corvas may have direct or indirect interests in the Acquisition due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the Acquisition. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the Acquisition is contained in the preliminary joint proxy statement/prospectus.

Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available, and any other documents filed with the SEC by Dendreon and Corvas, before making any voting or investment decision with respect to the Acquisition.

Forward-looking Statements

Except for historical information contained herein, the materials included in this filing contain forward-looking statements, including statements about the Acquisition, the future product pipeline of the combined company, and its future financial and operating results. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in any acquisition transaction and the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

Statements of expected synergies, benefits, accretion, timing of closing, execution of integration plans and management and organizational structure are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of the companies’ products, including potential cardiovascular and cancer products, may not proceed as planned; risks associated with completing ongoing clinical trials, including the rNAPc2 clinical trail for the treatment of patients with unstable angina and non-ST-segment elevation myocardial infarction; the risk that the results of one clinical trial will not be repeated in another clinical trial; the risk that results in preclinical studies may not be confirmed in clinical trials or that other preclinical studies will reveal adverse characteristics that preclude further development of a preclinical product candidate; the risk that the results of a clinical trial, including Phase III trials of Provenge, will not support applying for or approval of a biologics license by the FDA; the risk that the Acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the Acquisition, the businesses of the companies, including the retention of key employees, suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; risks related to Dendreon’s limited operating history; the risk that the companies may not secure or maintain relationships with collaborators; the companies’ dependence on intellectual property; and other risks and uncertainties that are described in the reports filed by Dendreon and Corvas with the SEC. Additional information on the risks and uncertainties that could affect the companies’ business, financial condition and results of operations are contained in their respective filings with the SEC, which are available at www.sec.gov.

The following is a transcript of a presentation made by Mitchell H. Gold, Dendreon’s Chief Executive Officer, to attendees at the Needham & Co. Second Annual Biotech Conference in New York City on June 5, 2003:

We agree, cancer vaccines have really taken a big turn, and we think we’re starting to see the type of efficacy that is compelling to patients and physicians.

I would like to remind you that I’ll be making forward-looking statements during this presentation and I urge you to refer to our most recent S.E.C. filings.

Dendreon is a company that’s most well known for our programs in developing therapeutic cancer vaccines.

The most advanced program is Provenge, directed to the treatment of men with prostate cancer.

In addition to that, we have substantial opportunities in the field of monoclonal antibodies.

We have a relationship with Kirin Brewery, who is responsible for the commercialization of our vaccines in Asia and Oceania.

2002 was a year of considerable progress for the company.

We continue that momentum into 2003 across two different fronts.

We’ve made significant progress in our two primary clinical programs, Provenge and APC8024.

We’ve also made substantial progress in engineering antigens through the use of alternative reading frame technology, which conferred up to 100% protection in certain animal models.

We also announced our agreement to acquire Corvas in a stock-for-stock transaction announced at the end of February of this year.

The value of this transaction at the time the deal was announced at the end of February was valued at roughly $73 million.

It was an 83% premium.

Based on the share price today, it’s valued slightly higher than that.

We believe the combination of our two organizations creates significant value for both companies’ shareholders.

Through the combination of Corvas we broadened our platform in oncology.

We’ll now be covering four distinct therapeutic platforms in oncology.

We’ll be developing small model therapeutics as well as Provenge technologies.

Our clinical pipeline is quite deep and quite broad.

We have five ongoing clinical programs, the most advanced of which is Provenge, which has completed its first Phase 3 study.

The D9902 clinical study is a confirming study.

Our cancer vaccine platform is based on two key principles.

One, that we select well-validated and well-characterized targets; and two, that we manufacture these targets as recombinant proteins.

We then package these in our Antigen Delivery Cassette, which is the recombinant protein fused to a head.

By delivering these as recombinant proteins as opposed to harvesting them from tumor tissues or cell lines, we can get a very well characterized immune response that is robust and reproducible.

The Phase 3 trial of Provenge, D9901, is the first ever randomized, double blind, placebo-controlled study of a vaccine.

This was done in men with advanced prostate cancer with no other treatment options available to them.

They received three infusions over a one-month period.

The primary endpoint was the median time to objective disease progression.

The second was the onset of disease-related pain.

When we perform an analysis on the intent-to-treat the population of all 127 men in the 9901 study, we see Provenge in yellow and placebo in pink.

In ten weeks in time, we start to see a treatment benefit that is imparted to the Provenge group.

Overall, about 40%.

While the benefit was substantial, it did not reach the pre-determined primary end point of the study.

We had a P value of .085.

We had prospectively identified Gleason score, a histologic measure of the aggressiveness of the patient’s tumor.

Those with a score of 7 or below have less aggressive forms of tumor and express the antigen target of our product.

When we performed a Kaplan Meyer analysis on the intent-to-treat population with men with a Gleason score of 7 or below, we see something different.

Placebo in pink, Provenge in yellow.

Beginning at 10 weeks time, the Provenge-treated patients show a dramatic benefit in response to Provenge treatment.

They showed about a 220% benefit via a hazard ratio of 2.22 and a highly significant P value of .002 and a confidence interval that does not include one.

When we look at those patients on the right-hand side with a Gleason score of 8 and higher, we see essentially no benefit from Provenge treatment.

We see who Provenge is going to help; those men with a Gleason score of 7 and below.

And those it won’t help, those with a Gleason score of 8 or higher.

When we perform a more detailed analysis on the lesser than or equal to 7 population, we see the median time to progression in the placebo group is nine weeks compared to 16 weeks in the Provenge treatment group, for a treatment effect of 78%.

But I think what is most interesting and appealing for these types of therapies is that they tend to be very durable, and you see the effect of Provenge appears to get more amplified over time.

For example, at six months the Provenge-treated group has an over 8 1/2 fold progression free survival benefit and it persists throughout the remainder of the study compared to the placebo group.

The secondary end point of the 9901 study was the delay in the onset of disease-related pain.

For any of you that have seen prostate cancer patients, pain causes severe morbidity in this population.

The left-hand graph looks at patients with a score of 7 and below; it shows 18 weeks to disease-related pain.

The Provenge-treated group even after 80 weeks of study had not yet reached the median.

A hazard ratio of 2.6, which means the Provenge-treated patients had approximately 2.6 fold benefit in delaying the onset of disease-related pain and a P value of .019.

Now, this is the data presented by Dr. Eric Small this Saturday.

It is important to understand what is going on biologically in these patients.

This is immune response data.

It’s directed specifically against Provenge.

Specifically against prostatic acid phosphatase.

It’s a targeted immune response.

Provenge in orange and placebo in green—I’ll point your attention to the scale on the graph.

The Provenge-treated patients hit a mean stimulation index of 16 and also a highly significant P value.

What is most important is, does the immune response correlate to clinical benefit?

In what you see here as Provenge-treated patients in both of these graphs, breaking them down in less than or equal to 7 or greater than or equal to 8.

You see the Provenge-treated patients with a score of 7 and below generate a seven-fold higher T-cell mediated response than the Provenge-treated patients with a Gleason score of 8 or higher.

It validated the mechanism of action of the product.

It showed that immune response was directly correlated to clinical benefit, and that that benefit explained how these products worked.

As you would expect from a targeted immunotherapy, Provenge was extremely well tolerated.

The most common side effects are fever and chills that occurred in about 60% of the patients.

They were all in the Provenge-treated group.

None in the placebo group really.

It is a biologic indicator of the types of response these patients are having.

We took the 9901 data to the F.D.A. to determine the most efficient regulatory pathway for the program.

They agreed the 9901 data was very promising and that modification of an ongoing existing Phase 3 study to only enroll men with a Gleason score of 7 or below was desirable.

The 9902 study would be the pivotal study to support registration.

I’ve just outlined for you the Provenge study for men with androgen independent prostate cancer.

The other is about—we have two studies that are ongoing, market expansion studies in androgen dependent prostate cancer.

One is P-11, a Dendreon-sponsored study.

Provenge in combination with Avastin.

These are in men who have progression only after primarily therapy.

It was data presented at ASCO this year.

PSA doubling time is an important predictor of response to metastatic disease and eventual survival.

We’ve shown a three-fold increase post-treatment compared to pre-treatment.

What is most important here is that it’s been shown that a PSA doubling time of less than ten months is a poor prognostic indicator and we’ve shifted patients from a poor prognostic category to a more favorable one, 21.4 months.

Provenge appears to be showing benefit not only in hormone refractory prostate cancer but the large markets of androgen dependent prostate cancer as well.

As we’ve shared with you previously, we are in active partnering discussions for Provenge.

Those discussions are going as planned.

These discussions have been facilitated by the promising data from Provenge and the receipt of the regulatory plan from the F.D.A.

The process has been a competitive process.

It will be structured as a co-development, co-promotion agreement.

It will be a global agreement minus Asia and Oceania, where Kirin already has distribution rights to the program.

APC8024 is the next therapeutic product.

We presented long-term follow-up data on the clinical trial looking at advanced metastatic breast cancer patients who failed chemotherapy and also Herceptin.

The historical median time to progression in this patient population is approximately three to six months.

What we showed is that APC8024 showed a 25% meaningful clinical benefit as evidenced by one patient who had a partial response and more than 50% reduction in her total tumor volumes.

One patient that had stable disease that persisted for more than 48 weeks, and two patients now that have had stable disease for more than a year.

This is quite promising data in a very advanced stage of disease in an early stage clinical trial.

And I think it corroborates the fact that our vaccine platform is expandable beyond prostate cancer into other malignancies as well.

ASCO was a great meeting for cancer companies and Dendreon.

They said we’ve gone as far as we can with chemotherapy, and immunotherapies may be one of the only ways left to deal with cancer.

Cellular therapies will play an important role in the war on cancer; a war we launched almost 40 years ago and we’re continuing to fight and making progress on.

Provenge is the most advanced product in this category, with promising Phase 3 placebo-controlled data and data presented by Dr. Eric Small from the University of California San Francisco confirmed that the product’s mechanism of action correlates directly with the clinical benefit.

Moving on now to our pre-clinical opportunities, the most advanced of these is one that we’re developing with Genentech for Trp-p8.

When we perform blot analysis on normal human tissue, we see that Trp-p8 is only expressed in one normal tissue, that being the prostate, suggesting a very favorable toxicity and side effect profile for therapeutics directed against it.

However, when we perform in situ hybridization on malignant tissues, we see something quite different.

We see very high expression rates of Trp-p8 north of 75% in the most common cancers.

A very high number of gene copies.

So we have the ideal characteristics of a cancer target.

It’s functional because it’s a calcium channel; not expressed to any significant degree in normal tissue and to very high degrees in malignant tissue.

The molecule is structured within the plasma membrane and has discrete domains.

And because it’s ion channels and they’ve responded well to molecule manipulation, we’ll be developing small molecule manipulation.

It will greatly facilitate our efforts in the search for small molecule inhibitors of Trp-p8.

The collaboration with Genentech is an important one.

It is structured as a co-development, co-promotion agreement with profit sharing rights in the U.S.

Genentech is responsible for manufacturing in a majority of the clinical trial costs.

They’ll make milestone payments as well as equity investments into the organization, and those total milestone payments could exceed $110 million.

Briefly I want to touch base with you on what interested us in Corvas on the oncology side.

Corvas has early-stage programs looking at a class of molecules called—the most well-known is one called PSA, or prostate specific antigen.

There are a couple different therapeutic approaches you can take in targeting them.

You can inhibit them with small molecules.

Another is you can target them with monoclonal antibodies or therapeutic vaccines.

The third and the most interesting one is leveraging the enzyme activity that they possess to deliver pro-drugs.

The way this works is you take a traditional toxin like Doxorubicin and conjugate it to a substrate.

When it encounters a membrane-bound serine protease, the toxin is liberated and allowed to enter the cell.

In animal models we see we’re able to achieve high levels.

The purple bar here is Dox within the tumor that peaks at four hours and persists up to 24 hours with no circulating levels of Dox in the peripheral serum.

As a result, we’re able to give 20 times the standard dose of Dox in a pro-drug format, and get much higher tumor growth inhibition and much lower toxicity.

While these programs are early, we think they complement our existing oncology platform very nicely.

By combining our two organizations, we gain strength across three separate areas.

We’ll now have a broad oncology platform that covers four distinct therapeutic areas.

We’ll have five ongoing clinical programs, a broad patent estate and bring in significant small molecule and medicine chemistry expertise.

Both companies come to the table with strong balance sheets.

The combined organization will have roughly $110 million in capital on its balance sheet with no debt.

That will provide us with adequate resources to fuel Provenge development as well as the other clinical and pre-clinical programs.

There certainly is going to be a lot of positive momentum for the company in the future.

We’ll be continuing to present data at upcoming scientific meetings.

We would anticipate that we’ll close the Corvas acquisition within the next 60 days.

Receive fast track designation on the Provenge program.

Complete a key milestone with Genentech on our lead monoclonal with Trp-p8.

There will be positive news from our efforts in the future.

The company has clearly changed since last year.

We’re a bigger company now.

We have more mass.

We have more scale.

We have a validated therapeutic cancer vaccine platform that has near-term market opportunities with a significant clinical benefit being shown in a placebo-controlled Phase 3 study.

There is no other cancer vaccine company that can say that.

We have a very broad portfolio that has expanded to include monoclonal antibodies.

Strong partners in Genentech and Kirin, which we’ll be adding to, and we’re well capitalized to invest in our promising cancer programs.

Thank you very much